
NASA
CITY NATIONAL BANK
CITY NATIONAL BANK

City National Corporation

2012 SUMMARY ANNUAL REPORT

Highlights

Dollars in thousands, except per share amounts	2012	2011	Percentage Change
FOR THE YEAR			
Total revenue	$ 1,188,439	$ 1,114,857	7%
Net income available to common shareholders	208,049	172,421	21
Net income per common share, basic	3.85	3.24	19
Net income per common share, diluted	3.83	3.21	19
Dividends per common share	1.50	0.80	88
AT YEAR END			
Assets	$ 28,618,492	$ 23,666,291	21%
Securities	10,719,451	8,101,556	32
Loans and leases, excluding covered loans[1]	14,818,295	12,309,385	20
Covered loans[1]	1,031,004	1,481,854	(30)
Deposits	23,502,355	20,387,582	15
Common shareholders' equity	2,335,398	2,144,849	9
Total equity	2,505,318	2,144,849	17
Book value per common share	43.89	40.86	7
AVERAGE BALANCES			
Assets	$ 25,236,172	$ 22,527,750	12%
Securities	8,495,746	6,634,547	28
Loans and leases, excluding covered loans[1]	13,285,220	11,698,388	14
Covered loans[1]	1,268,513	1,699,182	(25)
Deposits	21,628,868	19,305,703	12
Common shareholders' equity	2,260,740	2,058,269	10
Total equity	2,283,489	2,076,721	10
SELECTED RATIOS			
Return on average assets	0.82%	0.77%	6%
Return on average common shareholders' equity	9.20	8.38	10
Tier 1 leverage ratio	6.60	6.77	(3)
Tier 1 risk-based capital ratio	9.41	10.26	(8)
Total risk-based capital ratio	12.52	12.83	(2)
Period-end common shareholders' equity to period-end assets	8.16	9.06	(10)
Period-end equity to period-end assets	8.75	9.06	(3)
Dividend payout ratio, per common share	38.96	24.64	58
Net interest margin	3.61	3.79	(5)
Expense-to-revenue ratio	65.29	65.53	(0)
AT YEAR END			
Assets under management[2]	$ 38,239,781	$ 31,326,318	22%
Assets under management or administration[2][3]	56,680,318	46,490,341	22

[1] Covered loans represent acquired loans that are covered under loss-sharing agreements with the FDIC.

[2] Excludes $21.7 billion and $16.0 billion of assets under management for asset managers in which City National held a noncontrolling ownership interest as of December 31, 2012 and December 31, 2011, respectively.

[3] Assets under administration have been revised to exclude City National's investments that were held in custody and serviced by the company's wealth management business. The prior period balance has been reclassified to conform to current period presentation.



Russell Goldsmith (Right)
President and CEO, City National Corporation
Chairman and CEO, City National Bank

Bram Goldsmith
Chairman, City National Corporation

To Our Shareholders:

2012 was one of the most productive and successful years in City National's history. The company delivered excellent results on the strength of its expanding client relationships, the high quality of its personal service, the steady growth of its core capabilities, the stability of its values and the outstanding work of its 3,400 colleagues.

City National has grown to become the 23rd largest American commercial bank, with assets of $28.6 billion. The company began 2013 – its 60th year as an independent bank – not only bigger, but more importantly, better and stronger, with more capabilities, talent and opportunities than ever before. The strength and stability, the safety and security of City National are reflected in the fact that the company has now been profitable for just one quarter shy of 20 consecutive years.

2012 Financial Highlights

In 2012, City National posted double-digit growth in three key areas:

- Net income rose 21 percent to $208 million, or $3.83 per share, as the company continued to grow its earnings in spite of challenging business conditions.
- Revenue totaled $1.2 billion, up 7 percent from the previous year.
- Average loans grew 14 percent to a record $13.3 billion.
- Average core deposits went up 13 percent to $20.9 billion.
- Credit quality remained solid.
- The company further strengthened its Tier 1 capital position with the sale of $175 million of preferred stock and $150 million of subordinated debt at attractive rates.
- In light of its strong earnings growth and solid capital ratios, City National at year-end paid an accelerated quarterly common stock cash dividend of $0.25 plus a special common stock cash dividend of $0.25.

Revenue ($ in millions)



2012
2011
2010
2009
2008
$0
200
400
600
800
1,000
1,200
Noninterest Income
Net Interest Income

2012 was a strong year of growth for City National. Revenue increased 7 percent from 2011, reaching $1.2 billion.

With its strong performance and a total shareholder return of 16 percent, City National demonstrated again that it is a compelling investment opportunity. The company provides shareholders not only with a growing premier financial company, a sound dividend, and a stable, well-capitalized and conservatively managed New York Stock Exchange company, but also the prospect of significant earnings growth as the economy continues its recovery and interest rates rise.

Clear Strategies for Growth

A Focused Value Proposition

Increasing size and scale do provide a number of benefits for City National and its clients. However, the company has succeeded by being the best at what it chooses to do as the premier private and business bank serving entrepreneurs and professionals, their businesses and their families on *The way up.*® City National has a unique position and value proposition in its geographies, offering virtually all of the capabilities of much larger banks, but with very responsive, client-centric service and true relationships usually seen only in smaller banks.

A business model that puts clients first is never out of date. It reflects a value proposition that leads to high levels of client satisfaction, retention and referrals. Superb service helps to set City National apart.

Early this year, Greenwich Associates recognized City National with seven excellence awards for business banking. That number is significant because Greenwich's survey of 14,000 mid-size companies evaluated 750 banks nationwide, and City National was **one** of only **five** banks to earn **seven** or more awards.

Strong Client Relationships

City National builds strong client relationships by helping clients with their business and personal lives through complementary and expansive banking and wealth management resources and capabilities, combined with outstanding and trusted advisors.

One measure of City National's success in developing client relationships is its deposit base. The company has added nearly $10 billion in average deposit balances since 2008, an 82 percent increase in just four years. A remarkable 97 percent of those funds are core deposits. The company's deposit growth reflects market share gains, new clients, low interest rates, compensating balances and the confidence of those who bank with us.

City National's relationship banking strategy is also evident in the growth of its loan portfolio. New loan

Earnings Per Diluted Share ($)



2012
2011
2010
2009
2008
$0
1
2
3
4

City National posted earnings per diluted share of $3.83 in 2012, up 19 percent from the prior year. The company has now been profitable for just one quarter shy of 20 consecutive years.

City National began 2013 – its 60th year as an independent bank – not only bigger, but more importantly, better and stronger, with more capabilities.

production reached a record $4 billion in 2012, led by strong gains in commercial lending, commercial real estate and residential mortgages. Loan balances increased 20 percent to $14.8 billion at year end.

City National's loan portfolio, as a whole, is balanced and well-diversified, and the company's disciplined approach to lending is apparent in its strong credit quality, which improved by virtually every measure in 2012. One example is our $4 billion single-family mortgage portfolio, which primarily accommodates our private banking and entertainment clients. Its average loss ratio over the past 10 years is a very remarkable **two basis points**. This reflects the fact that City National offers prudent mortgages to its clients, holds them on its balance sheet and avoids aggressive underwriting.

Solid Core Capabilities

Through all phases of the economic and business cycle of the past two decades, City National has continued to meet its clients' financial needs and has managed to stay profitable, even while investing significantly and consistently in its future. In recent years, the company has made substantial investments in expanding and enhancing its primary businesses.

- Business Banking: Average commercial loans to small and mid-size businesses grew 23 percent last year and now account for nearly half of City National's loan balances. City National's markets contain a diverse array of industries, and the company provides them with credit, cash management and a host of other banking and investment services. Last year, the company further strengthened the ability of its branch banking system to grow its small business client base and help entrepreneurs grow their businesses and create jobs. The company's Small Business Administration loan production grew 54 percent year over year. California alone is home to hundreds of thousands of companies with annual revenue of between $3 million and $20 million, which is an important opportunity for City National.

Average Loans[1] ($ in billions)


2012
2011
2010
2009
2008
$0
2
4
6
8
10
12
14

Average loans, excluding loans covered by loss-sharing agreements with the FDIC, grew 14 percent to $13.3 billion in 2012, as loan production set new records.

Commercial
Construction and Commercial Real Estate
Residential Mortgage
Equity Lines of Credit
Other

[1]*Excludes FDIC-covered loans*

- Private Client Services: Since 2008, City National's private client services team has grown nearly 30 percent, and its assets under management have increased 75 percent. Simultaneously, the company has been growing its Preferred Banking program through its branch system as the "pathway to private banking" at City National. These two programs and client channels serve clients with $150,000 or more in income and investable assets of at least $250,000. In response to client resources and objectives, City National's private and preferred bankers offer tailored investment strategies and products plus the personal service of dedicated financial advisors. In five years, Preferred Banking has brought to the bank more than $1 billion in new loans, deposits and investments. One-third of this growth has come from new relationships, increasing the profitability of City National's branch system and enabling the bank to attract a more diversified client base.

- Wealth Management: City National now manages or administers nearly $57 billion of client investment assets. For more than 50 years, the company has given its clients the ability not only to deposit their money, but also to invest it. It's an important part of City National's value proposition.

In 2012, the company added to these capabilities by acquiring Rochdale Investment Management. Headquartered in New York City, Rochdale does outstanding work managing more than $5 billion in client assets. In the second quarter of 2013, the outstanding research, investment strategies, expert team of professionals, planning and analytic resources of Rochdale and City National Asset Management will be merged to create City National Rochdale – a more comprehensive and skillful asset management resource for the clients of both firms, with $18 billion in managed assets. It will be led by Rochdale's excellent CEO, Garrett D'Alessandro, and its very capable Chief Investment Officer will be Bruce Simon of City National. Along with City National Securities, Convergent Wealth Advisors, Lee Munder Capital and our other wealth management affiliates, the creation of City National Rochdale significantly broadens and strengthens City National's lineup of outstanding wealth management companies, effectively overseen by Rich Gershen, enhancing its capabilities for its clients, as well as fee income and growth for its shareholders.

Average Deposits ($ in billions)


2012
2011
2010
2009
2008
$0
5
10
15
20
25

Average deposit balances grew 12 percent to $21.6 billion in 2012 – higher than at any time in the bank's history. Average core deposits now represent 97 percent of the company's deposit base.

■ Core ■ Other

City National continues to focus on economically dynamic and densely populated urban areas and key industries.

Industry Specialization

One of City National's long-standing growth strategies involves specific, tailored industry specialties, such as its very successful entertainment, real estate and legal services businesses, with bankers, products and services immersed in the particular needs of each business sector.

- Entertainment: Since it began nearly 60 years ago, City National has been successfully serving the entertainment industry. The company's reputation, clients and capabilities within "The Industry" are unmatched. This division, led so well by Martha Henderson, continues to grow and expand what it does for the dynamic entertainment communities in California, New York, Nashville and Atlanta.
- Real Estate: Also a key part of City National's focus since 1954, the bank's commercial real estate portfolio is growing once again, successfully led by Mark Forbes. Last year, City National recruited two outstanding senior commercial real estate bankers to lead and grow its San Francisco Bay Area business in that sector as that strong market continues to prosper.
- Legal Services: Another central client focus of City National, more than 3,400 law firms and many of their partners and associates bank with us, utilizing capabilities ranging from credit, cash management and deposit services to trust, wealth management and 401(k) administration. Over 100 outstanding City National legal services bankers and wealth advisors are trained and equipped to support the profession through the private client services division led very effectively by Michael Pagano.
- Commercial Banking: The company has built upon its focused approach for a number of years to develop the particular capabilities and expertise needed to better serve other industry segments, some of which are housed in the commercial banking services division led well by Rod Banks. They include the growing healthcare industry and a significant client base in technology and life sciences. In 2012, the company took steps to further grow its banking business in the technology sector with the addition of two outstanding and experienced bankers – Rod Werner and John Kreutter – who now lead our expanding technology banking team from the bank's office in Palo Alto.

Assets Under Management or Administration[1] ($ in billions)



2012
2011
2010
2009
2008
$0
10
20
30
40
50
60

Assets under management or administration grew 22 percent to $56.7 billion, as the company's acquisition of Rochdale Investment Management added depth, scale and expertise to its City National Asset Management wealth management unit.

■ Management ■ Administration

[1]Assets under administration have been revised to exclude City National's investments that were held in custody and serviced by the company's wealth management business. Prior period balances have been reclassified to conform to current period presentation.

- Specialty Banking: Under the strong leadership of Bob Iritani, City National's specialty banking manager, the company recruited in 2011 two experienced teams who have expanded the bank's successful franchise finance and asset-based lending capabilities. At the end of last year, the bank built upon this approach and added a highly experienced mortgage warehouse lending team, led by John Doulong, to enhance the bank's capabilities and growth in 2013.

For many years, City National has offered equipment leasing capabilities to its clients. In 2012, the company substantially expanded these capabilities with the acquisition of First American Equipment Finance, a premier equipment leasing company, led by its outstanding CEO, Bill Verhelle. This move increases the ability of City National to generate high-quality leasing assets and to provide small and mid-size companies with sophisticated leasing solutions, particularly in higher education and in the legal, healthcare and technology industries.

Vibrant Markets

City National has 78 banking offices in five states. It continues to focus on economically dynamic and densely populated urban areas, where there are large numbers of small and mid-size businesses, entrepreneurs, professionals and investors.

The 11 counties City National serves in California are home to 27 million people, more than 1 million businesses and 570,000 millionaire households. This year, two new offices will open in the San Francisco Bay Area – one in the city's vibrant South of Market district, which is home to a growing number of technology firms, and another in Pleasanton in the heart of the Tri-Valley Area. The bank's Palo Alto office is relocating and expanding as well.

Given the robust and expanding economy of the Bay Area, City National will grow to a total of 12 branches there – up from just seven offices four years ago – by the end of 2013.

The company also continues to expand in another great economy, New York City. After opening its first office there more than 10 years ago, City National today has a combined total of more than $2 billion in loans and deposits and 179 colleagues there. This year, the bank will open its first ground-floor branches in Manhattan – one at its Park Avenue headquarters and another on the corner of 6th Avenue and 44th Street near the Broadway theater district. The new offices will enable the bank not only to expand its client base by adding its branch banking products and services like Preferred Banking to New York, but also to significantly enhance City National's brand recognition in Manhattan.

Total Corporate Assets ($ in billions)



2012
2011
2010
2009
2008
$0
5
10
15
20
25
30

For the first time, the company's assets exceeded $28 billion – a 21 percent increase from 2011. City National is now the 23rd largest American commercial bank.

As technology continues to reshape society, City National continues to develop new products that recognize the changing needs and preferences of its clients.

All five of those new offices will reflect City National's next generation of banking office design, technology and staffing.

In addition to Northern and Southern California, New York and Nevada, City National Bank is increasingly living up to its middle name of "National." Of course, there are the relatively new offices in Nashville and Atlanta, which focus principally on the entertainment industries there. Several other additions to the organization have a very national focus: First American, Rochdale, the company's second franchise finance team, the new asset-based lending team and several of our wealth management affiliates have clients throughout most of the United States. These firms and expanded teams increase diversification and capabilities and grow City National's revenue.

Innovative New Products

As technology continues to reshape society, City National continues to develop new products that recognize the changing needs and preferences of its clients.

In 2012, for example, the company introduced its state-of-the-art mobile and tablet banking for personal and business banking clients, as well as City National Online, a portal that allows clients to look at all of their personal accounts with City National – loans, deposits, wealth management – on one screen, at the same time.

City National is in many respects itself a technology company. Two years ago, the company acquired Datafaction, an accounting software firm. Together with City National's innovative EASI Link℠ solution, Datafaction's software helps the bank's clients save time, improve accuracy and productivity, strengthen data security and expedite payment processing. In late 2012, with the support of City National, Datafaction launched a new generation of state-of-the-art software that will provide meaningful improvements for existing clients and attract new business.

City National also continues to deepen its client relationships with its new commercial and personal credit card offerings. The company's commercial card has been well-received by business clients, and

City National's high-end Crystal VISA® card is gaining popularity as well. Overall credit card dollar volumes grew 27 percent last year, and they represent a growing business opportunity and revenue stream as well as an important link to the rapidly evolving mobile payments system.

Looking Ahead in 2013

City National expects slow but steady economic growth to continue in 2013, assuming greater certainty around federal fiscal and tax policies and barring unexpected developments. In California, most of the mainstay industries, including technology, tourism, entertainment, manufacturing and professional services, are performing reasonably well. The construction industry is adding jobs as the housing market continues to rebound and fuels economic growth. In Southern California last year, the median home price went up 20 percent as inventories and foreclosures continued to fall and mortgage interest rates remained low. The state as a whole added 240,000 private sector jobs last year, with gains across the board and in nearly every region of California, led in particular by the robust Northern California economy.

Nonetheless, with interest rates low, competition robust and some nonrecurring one-time boosts to our net income in 2012, City National's net income is likely to grow modestly in 2013. Loan and deposit balances are expected to increase solidly, and credit quality should remain strong. However, rising loan balances will require a somewhat higher loan-loss provision and the continuing runoff of higher-margin, covered loans will continue to put some pressure on the company's net interest margin.

It's also important to keep in mind that City National is naturally asset-sensitive, with a large portfolio of variable rate loans that are funded by very low-cost, core deposits. So the company stands to benefit significantly when interest rates rise to more normal levels.

This year will bring additional developments and more rules and expenses on the regulatory front as federal agencies continue to implement the Dodd-Frank Act. There's no doubt that this legislation is adding to the complexity and cost of doing business, but City National is rightfully affected far less than America's largest financial institutions. In fact, it is important that policy-makers enhance the recognition that mid-size banks (between $10 billion and $50 billion in assets) warrant different treatment as compared to the largest, systemically critical banks.

All in all, City National is fairly optimistic about 2013 and 2014, barring any unforeseen issues impacting the nation's continuing return to economic growth.

In Appreciation

At City National, our longstanding P.R.I.D.E. value statement stands for *people*, *relationships*, *integrity*, *dedication* and *entrepreneurship* – the values that inform the company's strategies and priorities and provide focus for all of its colleagues.

These values have created a culture that encourages everyone to treat one another and our clients fairly and respectfully. There's no question that City National's values helped it avoid the worst problems of the past few years and that they have enhanced the company's reputation.

Many people deserve credit for delivering on these values daily and for City National's continuing success. We want to thank the company's Board of

Directors for their outstanding support and counsel. We're especially grateful to City National's 3,400 colleagues: the talented men and women who do an outstanding job every day serving clients so well as they meet their financial needs. In particular, we have a strong and stable leadership team exemplified by Chris Warmuth, the bank's president, and Chris Carey, its chief financial officer.

All of us consider it an honor and a responsibility to work with so many remarkable clients, and we deeply appreciate their business and their confidence, their referrals and their relationships.

City National is also proud to help build better communities. During the past five years, our colleagues contributed more than 100,000 hours of volunteer service to schools and nonprofit agencies. The bank is pleased to support the charitable efforts of its colleagues, clients and communities. City National and its colleagues contribute more than $1 million annually through the company's workplace giving program. In addition, City National has donated more than 170,000 books to school libraries through its *Reading is The way up®* program. Kids learn to read so they can read to learn, and City National knows that a good education is the key to economic opportunity for everyone.

Finally, we want to thank you – our shareholders. We're very grateful for the confidence you've placed in City National. We are confident and determined to continue to build even more value for City National's shareholders for years to come.

Conclusion

In 2013, City National has an even more talented team of colleagues and more resources and capabilities than ever before. The company is very focused and serves a particularly compelling clientele. City National has an exceptional deposit base, a strong, low-risk, diversified balance sheet, a successful, proven and consistent value proposition, and the wide range of capabilities needed to deliver long-term growth as the premier private and business bank in the communities it serves.

City National is well positioned for continued success in the future and is fully committed to the continued delivery of superior results for its four constituencies: its clients, colleagues, communities and, of course, its shareholders.

Bram Goldsmith
Chairman, City National Corporation

Russell Goldsmith
President and CEO, City National Corporation
Chairman and CEO, City National Bank

February 28, 2013

Condensed Consolidated Statements of Income

Dollars in thousands, except per share data	For the year ended December 31, 2012	2011	2010
Interest income	**$ 886,551**	$ 843,090	$ 830,196
Interest expense	**55,715**	70,100	99,871
Net interest income	**830,836**	772,990	730,325
Provision for credit losses on loans and leases, excluding covered loans	**10,000**	12,500	103,000
Provision for losses on covered loans	**45,346**	43,646	76,218
Net interest income after provision	**775,490**	716,844	551,107
Noninterest income	**357,603**	341,867	361,375
Noninterest expense	**825,138**	805,095	751,330
Income before income taxes	**307,955**	253,616	161,152
Income taxes	**98,822**	77,561	26,055
Net income	**$ 209,133**	$ 176,055	$ 135,097
Less: Net income attributable to noncontrolling interest	**1,084**	3,634	3,920
Net income attributable to City National Corporation	**$ 208,049**	$ 172,421	$ 131,177
Less: Dividends and accretion on preferred stock	**–**	–	5,702
Net income available to common shareholders	**$ 208,049**	$ 172,421	$ 125,475
Net income per common share, basic	**$ 3.85**	$ 3.24	$ 2.38
Net income per common share, diluted	**$ 3.83**	$ 3.21	$ 2.36
Weighted average common shares outstanding, basic	**53,211**	52,439	51,992
Weighted average common shares outstanding, diluted	**53,475**	52,849	52,455
Dividends per common share	**$ 1.50**	$ 0.80	$ 0.40

Condensed Consolidated Statements of Comprehensive Income

Dollars in thousands	For the year ended December 31, 2012	2011	2010
Net income	$ 209,133	$ 176,055	$ 135,097
Other comprehensive income, net of tax	14,210	35,519	39,902
Comprehensive income	223,343	211,574	174,999
Less: Comprehensive income attributable to noncontrolling interest	1,084	3,634	3,920
Comprehensive income attributable to City National Corporation	$ 222,259	$ 207,940	$ 171,079

Condensed Consolidated Statements of Changes in Equity

Dollars in thousands	For the year ended December 31, 2012	2011
Beginning balance	**$ 2,144,849**	$1,984,718
Net income [1]	**208,049**	174,099
Other comprehensive income, net of tax	**14,210**	35,519
Issuance of preferred stock	**169,920**	–
Issuance of shares under share-based compensation plans	**20,223**	3,046
Dividends on common stock	**(81,061)**	(42,489)
Other, net	**29,128**	(10,044)
Ending balance	**$ 2,505,318**	$2,144,849

[1] Net income excludes net income attributable to redeemable noncontrolling interest of $1.1 million and $2.0 million for the year ended December 31, 2012 and December 31, 2011, respectively.

Condensed Consolidated Balance Sheets

Dollars in thousands	For the year ended December 31, 2012	2011
Assets		
Cash and cash equivalents	$ **415,405**	$ 244,814
Securities	**10,719,451**	8,101,556
Loans, net[1]	**15,526,630**	13,464,117
Other assets	**1,957,006**	1,855,804
Total assets	$ **28,618,492**	$ 23,666,291
Liabilities and Shareholders' Equity		
Deposits	$ **23,502,355**	$ 20,387,582
Borrowings	**2,129,849**	747,778
Other liabilities and redeemable noncontrolling interest	**480,970**	386,082
Total liabilities and redeemable noncontrolling interest	**26,113,174**	21,521,442
Shareholders' equity	**2,505,318**	2,144,849
Total liabilities and shareholders' equity	$ **28,618,492**	$ 23,666,291

[1] *Includes $1.0 billion and $1.4 billion of loans covered by loss-sharing agreements with the FDIC at December 31, 2012 and December 31, 2011, respectively.*

Condensed Consolidated Statements of Cash Flows

Dollars in thousands	For the year ended December 31, 2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ **209,133**	$ 176,055	$ 135,097
Adjustments to net income	**53,220**	431,966	444,912
Net cash provided by operating activities	**262,353**	608,021	580,009
Cash Flows from Investing Activities			
Purchases and sales or maturities of securities, net	**(2,583,988)**	(2,275,435)	(1,356,872)
Loan originations, net of principal collections	**(1,746,581)**	(547,887)	831,857
Net cash (paid) acquired in acquisitions	**(123,746)**	28,066	88,795
Other, net	**64,194**	79,938	52,290
Net cash used in investing activities	**(4,390,121)**	(2,715,318)	(383,930)
Cash Flows from Financing Activities			
Net increase in deposits	**3,114,773**	2,083,925	255,915
Net increase (decrease) in borrowings	**1,071,799**	(102,292)	(609,991)
Issuance (redemption) of preferred stock	**169,920**	–	(200,000)
Repurchase of common stock warrant	**–**	–	(18,500)
Cash dividends paid	**(80,380)**	(42,489)	(24,012)
Other, net	**22,247**	(21,722)	22,272
Net cash provided by (used in) financing activities	**4,298,359**	1,917,422	(574,316)
Net increase (decrease) in cash and cash equivalents	**170,591**	(189,875)	(378,237)
Cash and cash equivalents at beginning of year	**244,814**	434,689	812,926
Cash and cash equivalents at end of year	$ **415,405**	$ 244,814	$ 434,689

Data on Common Stock

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2012			
March 31	$ 54.44	$ 45.39	$ 0.25
June 30	54.63	46.39	0.25
September 30	54.48	48.20	0.25
December 31	52.60	47.27	0.75[1]
2011			
March 31	$ 62.90	$ 55.65	$ 0.20
June 30	58.75	52.02	0.20
September 30	55.54	37.76	0.20
December 31	45.10	36.01	0.20

[1] City National's Board of Directors declared an accelerated quarterly cash dividend of $0.25 per common share and a special cash dividend of $0.25 per common share.

Stockholder Return Graph

City National Corporation Total Return Performance



City National Corporation
SNL Bank > $10B
S&P 500
INDEX VALUE
120
100
80
60
40
20
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
	Period Ending					
City National Corporation	100.00	84.83	80.62	109.29	79.91	92.32
SNL Bank > $10B	100.00	55.07	54.99	61.66	46.94	63.94
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59

Source: SNL Financial LC, Charlottesville, VA ©2013; Standard & Poor's Web Site. Used with permission from standardandpoors.com

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank >$10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2007, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated February 28, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
February 28, 2013

Form 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to **investor_relations@cnb.com.**

City National has provided in its Form 10-K for the year ended December 31, 2012 (a) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2012, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (b) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Statements of future events or conditions in this report, including expectations regarding the economy and the Company's financial performance, business strategies and the impact of regulatory and legislative developments are forward-looking statements. Actual future results, including net income performance, loan and deposit balance growth, levels of loan-loss provisions, net interest margin performance, the impact of increases in interest rates, the impact of regulatory changes and earnings growth, could differ materially due to, for example, changes in economic, political or industry conditions and related credit and market conditions; the impact on financial markets and the economy of the level of U.S. and European debt; the effects of and changes in trade and monetary and fiscal policies, including the policies of the Board of Governors of the Federal Reserve System; continued delay in the pace of economic recovery and stagnant or decreasing employment levels; the effect of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations to be promulgated thereunder and other significant changes in applicable laws and regulations; the impact of revised capital requirements under Basel III; changes in inflation, interest rates and market liquidity which may impact interest margins and funding sources; changes in the financial performance and/or condition of the Company's borrowers; the impact of cybersecurity attacks or other disruptions to the company's information systems and any resulting compromise of data or disruptions in service and other factors discussed in this report and in Item 1A of the Company's most recent Annual Report on Form 10-K.

Board of Directors

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Richard L. Bloch
Private Investor

Kenneth L. Coleman
Chairman
Saama Technologies, Inc.

Ashok Israni
President and Chairman
Pacifica Companies

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Warner Bros. Television Group

Peter M. Thomas
Managing Partner
Thomas & Mack Co. LLC

Robert H. Tuttle
Co-Managing Partner
Tuttle-Click Automotive Group

Kenneth Ziffren
Partner
Ziffren Brittenham LLP

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer
City National Bank and
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

Robert Brant
Executive Vice President and
Regional Executive
Northern California

Michael B. Cahill
Executive Vice President,
General Counsel and Secretary
City National Bank and
City National Corporation

James R. Daley
Executive Vice President
Treasury Services

Kevin P. Dunigan
Executive Vice President
Core Banking

Regional Executive
Orange County

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

Richard Gershen
Executive Vice President
Wealth Management

Martha Henderson
Executive Vice President
Entertainment

Regional Executive
Atlanta, Nashville, New York

Robert Iritani
Executive Vice President
Specialty Banking

Marianne Lamutt
Executive Vice President
Human Resources

Gwen Miller
Executive Vice President
Private Client Services –
Los Angeles

Regional Executive
Los Angeles

Thomas R. Miller
Executive Vice President
Marketing and Product
Strategies

Michael Pagano
Executive Vice President
Private Client Services

John Pedersen
Executive Vice President
and Senior Risk
Management Officer
City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Banking and
Investment Services

Industry Specialties and Services

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Beverly Hills
Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

New York
Richard V. McCune, SVP
Team Manager
(917) 322-5200

Nashville
Holly Bell, SVP
Team Manager
(615) 782-5620

Atlanta
David Innes, SVP
(404) 364-6540

Production Financing
David Acosta, SVP
Team Manager
(310) 888-6200

REAL ESTATE

Mark J. Forbes, EVP
Manager
(213) 673-8222

Michael Kazemzadeh, SVP
Orange County
(949) 724-4180

Paige Serden, SVP
Los Angeles
(213) 673-8220

Charlie McGann, SVP
Northern California
(415) 576-2800

John Finnigan, SVP
Syndicated Finance
(213) 673-8888

SPECIALTY BANKING

Robert Iritani, EVP
Manager
(213) 673-9010

California Corporate
Russell Gorman, SVP
(213) 673-8808

Capital Finance
Martin Chin, SVP
(213) 673-8662

Foreign Exchange
David Atkinson, SVP
(213) 673-8681

Franchise Finance and Municipal Finance
David Sandoval, SVP
(213) 673-9026

Interest Rate Derivatives
Bernard Tsui, SVP
(213) 673-8677

International Banking and Trade Finance
Steve Bash, SVP
(213) 673-8807

Structured Finance
Aaron Cohen, SVP
(213) 673-9015

Warehouse Lending
John Doulong, SVP
(856) 778-3255

TREASURY SERVICES

James R. Daley, EVP
Manager
(213) 673-9494

Treasury Services Deposits
Julie Hayre, SVP
(213) 673-9391

Treasury Management Sales
Bruce Wilkins, SVP
(213) 673-9056

SPECIALIZED SERVICES

Asset Based Lending
Belinda Gisbert, SVP
(213) 673-8904

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

First American Equipment Finance
Bill Verhelle
Chief Executive Officer
(585) 643-3260

Healthcare Banking
Breck Fleming, SVP
Managing Director
(951) 276-8881

Legal Services Banking
Barbara Van Wormer, SVP
(310) 282-2929

Robin Balding, SVP
(917) 322-5202

Gwen Miller, EVP
(213) 673-8783

Small Business Administration (SBA)
David Park, SVP
(213) 673-8185

Technology and Venture Capital Banking
Rod Werner, SVP
Managing Director
(415) 576-2751

WEALTH MANAGEMENT

Richard Gershen
Executive Vice President
(310) 888-6454

City National Rochdale
Garrett R. D'Alessandro
Chief Executive Officer
(800) 245-9888

Bruce Simon, SVP
Chief Investment Officer
(310) 888-6304

City National Securities, Inc.
Member FINRA/SIPC
Michael Nunnelee, SVP
(800) 280-1464

Institutional Retirement Plan Services
Randy Reed, SVP
(619) 645-6122

Personal Trust
Mike Dowling, SVP
(310) 888-6447

Clifford Swan Investment Counsel, LLC
CCM Family Advisors
Linda Davis Taylor
Chairman and
Chief Executive Officer
(626) 792-2228

Convergent Wealth Advisors, LLC
Dave Zier
Chief Executive Officer
(301) 770-6300

Lee Munder Capital Group, LLC
Kenneth L. Swan
Chief Executive Officer
(617) 380-5600

Regional and Commercial Banking Centers

California

CENTURY CITY REGIONAL CENTER
2029 Century Park East
Los Angeles, 90067
(310) 282-7808◆

CITY NATIONAL CENTER BEVERLY HILLS
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6150◆

CITY NATIONAL PLAZA* LOS ANGELES
555 S. Flower St.
Los Angeles, 90071
(213) 673-8761◆
(213) 673-8747†

EAST BAY REGIONAL CENTER
2001 N. Main St., Suite 200
Walnut Creek, 94596
(925) 274-2775◆
(925) 274-5133†

INLAND EMPIRE REGIONAL CENTER
3484 Central Ave.
Riverside, 92506
(951) 276-8865◆†

LONG BEACH REGIONAL CENTER
11 Golden Shore, 6th Floor
Long Beach, 90802
(562) 624-8664◆†

ONTARIO COMMERCIAL BANKING CENTER
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 476-7980†

ORANGE COUNTY REGIONAL CENTER
18111 Von Karman Ave.,
Suite 450
Irvine, 92612
(949) 223-4064◆
(949) 223-4060†

PALO ALTO REGIONAL CENTER[1]
1 Palo Alto Square, Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8345◆
(650) 812-8302†

SAN DIEGO REGIONAL CENTER
4275 Executive Square,
Suite 750
La Jolla, 92037
(858) 642-4924◆
(858) 642-4950†

SAN FERNANDO VALLEY REGIONAL CENTER
15260 Ventura Blvd.,
16th Floor
Sherman Oaks, 91403
(818) 382-1516◆†

SAN FRANCISCO REGIONAL CENTER
150 California St.
San Francisco, 94111
(415) 576-3897◆
(415) 576-2521†

SAN JOSE REGIONAL CENTER
1 Alamaden Blvd.,
Suite 100
San Jose, 95113
(408) 392-2103◆†

VENTURA COUNTY REGIONAL CENTER
500 Esplanade Dr.,
1st Floor
Oxnard, 93036
(805) 981-2780†

Nevada

LAS VEGAS REGIONAL CENTER
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5966◆
(702) 952-4446†

NORTHERN NEVADA REGIONAL CENTER
5470 Kietzke Ln.
Reno, 89511
(775) 828-8126◆
(775) 828-8110†

New York

NEW YORK REGIONAL CENTER
400 Park Ave.,
7th Floor
New York, 10022
(917) 322-5200◆†

* Corporate Headquarters
◆ Private Client Services
† Commercial Banking Services

[1] New location, effective summer 2013:
245 Lytton Ave., Suite 175, Palo Alto, 94301

Branch Locations

California

ALAMEDA COUNTY

Fremont
2201 Walnut Ave., Suite 100
Fremont, 94538
(510) 574-1900

Oakland
2101 Webster St.
Oakland, 94612
(510) 287-3140

Pleasanton[1]
6160 Stoneridge Mall Rd.,
Suite 100
Pleasanton, 94588

San Leandro
1100 San Leandro Blvd.,
Suite 100
San Leandro, 94577
(510) 347-3410

CONTRA COSTA COUNTY

Walnut Creek
2001 N. Main St., Suite 120
Walnut Creek, 94596
(925) 274-2740

LOS ANGELES COUNTY

Beverly Hills Main
City National Center
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6000

Beverly Hills / Wilshire
8641 Wilshire Blvd.
Beverly Hills, CA 90211
(310) 855-7940

Brentwood
11677 San Vicente Blvd.
Los Angeles, 90049
(310) 855-7960

Burbank
3500 W. Olive Ave.,
Suite 100
Burbank, 91505
(818) 238-2400

Century City
1800 Century Park East
Los Angeles, 90067
(310) 888-6850

Century City
2029 Century Park East
Los Angeles, 90067
(310) 282-7800

Chatsworth
9400 Topanga Canyon Blvd.
Chatsworth, 91311
(818) 773-4440

City of Commerce
5601 E. Slauson Ave.
City of Commerce, 90040
(323) 838-4000

Encino
16133 Ventura Blvd.
Encino, 91436
(818) 905-4100

Glendale
550 N. Brand Blvd., Suite 100
Glendale, 91203
(818) 265-5620

Long Beach
6398 E. Pacific Coast Hwy.
Long Beach, 90803
(562) 936-5800

Long Beach Main
11 Golden Shore
Long Beach, 90802
(562) 624-8600

Los Angeles Airport
6033 W. Century Blvd.
Los Angeles, 90045
(310) 342-4500

Los Angeles - Bunker Hill
355 S. Grand Ave., Suite 150
Los Angeles, 90071
(213) 253-4360

Los Angeles - Fairfax
6100 Wilshire Blvd.
Los Angeles, 90048
(323) 634-7200

Los Angeles Main
525 S. Flower St.
Los Angeles, 90071
(213) 673-9900

Los Angeles - Pershing Square
606 S. Olive St.
Los Angeles, 90014
(213) 347-2200

Manhattan Beach
2231 Rosecrans Ave., Suite A
El Segundo, 90245
(310) 536-4820

Pacific Palisades
1012 Swarthmore Ave.
Pacific Palisades, 90272
(310) 873-5300

Pasadena
89 S. Lake Ave.
Pasadena, 91101
(626) 432-7100

Santa Monica
1620 26th St.
Santa Monica, 90404
(310) 264-2900

Sherman Oaks
15260 Ventura Blvd.
Sherman Oaks, 91403
(818) 382-1400

Studio City
12001 Ventura Pl.
Studio City, 91604
(818) 487-7500

Studio City
12515 Ventura Blvd.
Studio City, 91604
(818) 487-7500

Sun Valley
8012 Vineland Ave.
Sun Valley, 91352
(818) 252-3020

Torrance
3424 Carson St.
Torrance, 90503
(310) 793-5700

Universal City
4605 Lankershim Blvd.
North Hollywood, 91602
(818) 487-1040

Valencia
24200 Magic Mountain Pkwy.,
Suite 140
Valencia, 91355
(661) 291-3160

West Hollywood
9229 Sunset Blvd.
West Hollywood, 90069
(310) 888-6800

West Los Angeles
11500 W. Olympic Blvd.
Los Angeles, 90064
(310) 445-3640

Westwood
10889 Wilshire Blvd.
Los Angeles, 90024
(310) 888-6950

Woodland Hills
21800 Oxnard St.
Woodland Hills, 91367
(818) 227-4300

ORANGE COUNTY

Anaheim
2401 E. Katella Ave.,
Suite 150
Anaheim, 92806
(714) 704-4940

Costa Mesa
611 Anton Blvd.
Costa Mesa, 92626
(714) 966-3700

Irvine
9 Executive Circle
Irvine, 92614
(949) 862-7000

Irvine - Orange County Airport
18111 Von Karman Ave.,
Suite 100
Irvine, 92612
(949) 223-4000

[1] Opening spring 2013

Irvine - South Orange County
20 Pacifica, Suite 100
Irvine, 92618
(949) 754-1500

La Palma
1 Centerpointe Dr.
La Palma, 90623
(714) 228-7700

Los Alamitos
5252 Katella Ave.
Los Alamitos, 90720
(562) 936-5840

Newport Center
500 Newport Center Dr.,
Suite 150
Newport Beach, 92660
(949) 718-4460

RIVERSIDE COUNTY

Riverside
3484 Central Ave.
Riverside, 92506
(951) 276-8800

SAN BERNARDINO COUNTY

Ontario
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 481-2460

SAN DIEGO COUNTY

Carlsbad
2011 Palomar Airport Rd.,
Suite 100
Carlsbad, 92011
(760) 918-2140

Inland North County
13520 Evening Creek Drive N.,
Suite 100
San Diego, 92128
(858) 875-2030

La Jolla Village
800 Silverado St.,
Suite 100
La Jolla, 92037
(858) 332-1000

Mission Valley
8889 Rio San Diego Dr.,
Suite 101
San Diego, 92108
(858) 875-2080

San Diego
501 W. Broadway, Suite 100
San Diego, 92101
(619) 238-7460

Solana Beach
937 Lomas Santa Fe Dr.
Solana Beach, 92075
(858) 509-2700

UTC - La Jolla
4275 Executive Square,
Suite 101
La Jolla, 92037
(858) 642-4900

SAN FRANCISCO COUNTY

San Francisco Main
150 California St., Suite 100
San Francisco, 94111
(415) 576-2700

San Francisco - Montgomery St.
100 Montgomery St.,
Suite 100
San Francisco, 94104
(415) 576-2400

SAN MATEO COUNTY

Burlingame
350 Primrose Rd.
Burlingame, 94010
(650) 696-6400

SANTA CLARA COUNTY

Palo Alto[2]
1 Palo Alto Square, Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8300

San Jose Airport
224 Airport Pkwy.
San Jose, 95110
(408) 392-2100

San Jose Main
1 Almaden Blvd.
San Jose, 95113
(408) 392-2150

VENTURA COUNTY

Camarillo
1100 Flynn Rd., Suite 100
Camarillo, 93012
(805) 384-2100

Oxnard
500 Esplanade Dr.
Oxnard, 93036
(805) 981-2700

Ventura
1220 S. Victoria Ave.
Ventura, 93003
(805) 677-4200

Westlake Village
2655 Townsgate Rd.
Westlake Village, 91361
(805) 777-8740

Georgia

Atlanta
3333 Piedmont Rd.,
Suite 755
Atlanta, 30305
(404) 364-6540

Nevada

CARSON COUNTY

Carson City
1811 E. College Pkwy.
Carson City, 89706
(775) 885-1220

CLARK COUNTY

Cheyenne
4310 W. Cheyenne Ave.
North Las Vegas, 89032
(702) 968-3040

Green Valley
8475 South Eastern Ave.
Las Vegas, 89123
(702) 921-2100

North Summerlin
8531 W. Lake Mead Blvd.
Las Vegas, 89128
(702) 228-0531

Summerlin Centre
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5900

Tropicana
2320 E. Tropicana Ave.
Las Vegas, 89119
(702) 968-2350

Twain
6085 W. Twain Ave.
Las Vegas, 89103
(702) 948-1960

DOUGLAS COUNTY

Minden
1647 Highway 395
Minden, 89423
(775) 783-7000

WASHOE COUNTY

Reno
5470 Kietzke Ln., Suite 100
Reno, 89511
(775) 828-8090

New York

New York[3]
400 Park Ave., 20th Floor
New York, 10022
(917) 322-5200

Times Square[4]
120 West 45th St., 16th Floor
New York, 10036
(212) 597-0100

Tennessee

Nashville
54 Music Square East,
Suite 100
Nashville, 37203
(615) 782-5600

---

[2] New location, effective summer 2013: 245 Lytton Ave., Suite 100, Palo Alto, 94301

[3] New location, effective summer 2013: 400 Park Ave., 1st Floor, New York, 10022

[4] New location, effective June 2013: 1140 6th Ave., New York, 10036

City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071

On the cover: Space Shuttle Endeavour graces the sky above City National's Los Angeles Airport office on September 21, 2012 as the Endeavour journeys to its permanent home at the California Science Center in Los Angeles. All five space shuttles – Atlantis, Challenger, Columbia, Discovery and Endeavour – were built in Southern California. Endeavour flew 25 missions, orbiting the Earth more than 4,600 times, logging almost 123 million miles.

Photographer: Walter Vergara

CITY NATIONAL BANK
The way up.®